UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

JUNE 25, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

22 June 2010

Novo Nordisk re-initiates phase 3 development of liraglutide for obesity

Novo Nordisk today announced the decision to re-initiate the global phase 3 development programme of liraglutide for the treatment of obesity.

Following the US approval of Victoza® for the treatment of type 2 diabetes, Novo Nordisk has been in dialogue with the FDA regarding the further progression of the development programme investigating the potential of liraglutide within obesity. Based on the feedback from the FDA, Novo Nordisk now plans to re-initiate the global phase 3 programme in the first half of 2011 in clinical trials comprising approximately 5,000 patients.

The re-initiation of liraglutide obesity trials underlines Novo Nordisk’s dedication to the development of the liraglutide portfolio, that is the cardiovascular outcomes trial for Victoza® (LEADER™), the obesity programme, the fixed-ratio combination of insulin degludec and liraglutide, and finally a once-weekly version of liraglutide.

Novo Nordisk remains committed to the development of a longer-acting GLP-1 analogue and now expects to outline the clinical development strategy for semaglutide, a once-weekly GLP-1 analogue, and the once-weekly version of liraglutide in the second half of 2011.

About GLP-1 analogue Victoza® (liraglutide)

Once-daily Victoza® is the first human GLP-1 (Glucagon-Like Peptide-1) analogue developed for the treatment of type 2 diabetes. Victoza® lowers blood glucose by stimulating the release of insulin and lowering of glucagon secretion when blood sugar levels are high and also by slowing gastric emptying. Victoza® also reduces body weight and body fat mass through mechanisms

Company Announcement no 32 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

involving reduced hunger and lowered energy intake. Victoza® is a once-daily injection taken any time of day independent of meals.

Novo Nordisk received marketing authorisation for Victoza® on 30 June 2009 in the EU, 20 January 2010 in Japan and 25 January 2010 in the US. It has been launched in the US, Canada, Japan, India, UK, Germany, France and several other European markets.

About LEADER™

LEADER™ (Liraglutide Effect and Action in Diabetes: Evaluation of Cardiovascular Outcome Results) is a long-term, multicentre, international, randomised, double-blind, placebo-controlled, phase 3b trial which will include around 9,000 patients over a five-year period.

The trial will compare liraglutide added to standard of care with standard of care alone in people with type 2 diabetes.

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,650 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis Tel: (+45) 4442 3573 mike@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

In North America: Sean Clements Tel: (+1) 609 514 8316 secl@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 32 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 25, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer